UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Holding(s) in Company dated 28 April 2023

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:		Rentokil Initial PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Details of person subject to the notification obligation
Name		The Capital Group Companies, Inc.
City and country of registered office (if applicable)		Los Angeles, USA
4. Full name of shareholder(s) (if different from 3.)
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reached:		26/04/2023
6. Date on which issuer notified (DD/MM/YYYY):		27/04/2023
7. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B.1 + 8.B.2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached	5.12%	0.00%	5.12%	2,520,039,885
Position of previous notification (if applicable)	N.A.	N.A.	N.A.

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached:
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rights			% of voting rights
	Direct (DTR5.1)	Indirect (DTR5.2.1)		Direct (DTR5.1)	Indirect (DTR5.2.1)
GB00B082RF11 Common Stock		128,953,681			5.12%
US7601251041 Depository Receipt		125			0.0000001%

SUBTOTAL 8.A	128,953,806			5.120001%

B 1: Financial Instruments DTR5.3.1R (1) (a)
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted		% of voting rights
N/A
		SUBTOTAL 8.B.1

B 2: Financial Instruments with similar economic effect DTR5.3.1R (1) (b)
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights
N/A
			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary)
			X
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Capital Research and Management Company	5.09%		5.09%
Capital International Sarl
Capital International Limited
Capital International, Inc.
Total	5.120001%		5.120001%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information:
The Capital Group Companies, Inc. ("CGC") is the parent company of Capital Research and Management Company ("CRMC") and Capital Bank & Trust Company ("CB&T"). CRMC is a U.S.-based investment management company that serves as investment manager to the American Funds family of mutual funds, other pooled investment vehicles, as well as individual and institutional clients. CRMC and its investment manager affiliates manage equity assets for various investment companies through three divisions, Capital Research Global Investors, Capital International Investors and Capital World Investors. CRMC is the parent company of Capital Group International, Inc. ("CGII"), which in turn is the parent company of six investment management companies ("CGII management companies"): Capital International, Inc., Capital International Limited, Capital International Sàrl, Capital International K.K., Capital Group Private Client Services Inc, and Capital Group Investment Management Private Limited. CGII management companies and CB&T primarily serve as investment managers to institutional and high net worth clients. CB&T is a U.S.-based investment management company that is a registered investment adviser and an affiliated federally chartered bank.
Neither CGC nor any of its affiliates own shares of the Issuer for its own account. Rather, the shares reported on this Notification are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.

Place of completion			Los Angeles
Date of completion			27/04/2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 April 2023	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary